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                                  EXHIBIT 99.2


                      Press Release Dated February 8, 2000
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              Science Systems and Baan Company Announce Intention
                      for Science Systems to Purchase CODA

      BARNEVELD, Netherlands, HERNDON, Va., and LONDON, February 8, 2000 /PRNewswire/ -- Science Systems (AIM: SSY) and Baan Company N.V. (Nasdaq:
BAANF; ASE: BAAN) today announced their intention for Science Systems to purchase CODA business from Baan Company. CODA owns the rights to CODA-Financials, the best-of-class corporate accounting solution which is today used by over 2,000 medium and large enterprises worldwide. The CODA product range was recently enhanced by the launch of the next-generation Web-architected product, CODA E-Finance.

      Under the terms of the offer, Science Systems will pay approximately $50 million in cash for the assets and operations of CODA. The Baan Company expects to report a gain of approximately $30 million on this transaction. Both the purchase price and reported gain are subject to finalization as part of the closing process. Completion of the acquisition is subject to customary closing conditions and is expected to be completed before the end of March 2000. Other terms of the agreement were not disclosed.

      The relationship between Science Systems and CODA has existed since 1989. Today, Science Systems is CODA's leading business partner, with involvement in over 200 CODA sites worldwide. Graham Steinsberg, currently head of the Science Systems division responsible for the CODA relationship, will take charge of the new organization which will see the existing 'CODA' division within Science Systems merger with Baan Company's CODA business.

      Graham Steinsberg was delighted by the announcement: "The synergy between the Science Systems and CODA businesses is amongst the most extensive I have ever experienced. My aim is to capitalize on this and offer our customers a comprehensive solution for all their accounting requirements by combining the world's premier best-of-class accounting solution with Science Systems' enviable reputation for accounting, consulting and implementation expertise."

      The recent launch of the Internet-enabled accounting solution, CODA E-Finance, heralds the most exciting new development in CODA's product development strategy. CODA E-Finance will enable customers to leverage the accounting function for strategic advantage by combining the traditional strengths of CODA-Financials with the very latest in industry standard Internet technology.

      "Secure access across the Web from anywhere in the world to the world's leading best-of-class financials is a sure winner for our clients," continued Graham Steinsberg. "It has already allowed us to enter the fast growing ASP market (Application Service Providers) with recent sales in both Europe and the United States, proving that the product is ideally suited to companies looking to promote added value applications across the Internet. Our overall aim, supported by our investment strategy, is that within three years we should be the world's leading supplier of 'Best-of-Class E-Financials.'"


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     Klaas Wagenaar, a member of the Baan Company Management Board and the person responsible for the CODA negotiations, added that during 1999 Baan had embarked upon a program of investment into the CODA brand. However, Baan had more recently decided that a strategy of portfolio rationalization was in the better interests of its shareholders. If completed, the CODA sale would allow Baan Company to concentrate on leveraging its core strengths in integrated ERP, Supply Chain and Customer Relationship Management, while at the same time E-enabling and extending those products into the business to business e-Commerce space (particularly for complex manufacturing). Baan Company had therefore decided to seek a purchaser for the CODA business who would be committed to continue the work Baan Company had started and maintain and extend the quality of the solution and service offered to CODA customers worldwide.

     "We considered the synergy between Science Systems and CODA, the strength of Science Systems' vision for the product set, and of Science Systems' supporting business plan, to be clearly in the best interests of shareholders, clients and staff," Klaas Wagenaar said. "Baan Company has enjoyed a good working relationship with Science Systems on the CODA side of the business, and we expect this to continue following the acquisition."

     About Baan Company

     Founded in 1978, Baan Company (Nasdaq: BAANF) (ASE: BAAN) is a global provider of enterprise business solutions. Baan Company offers a comprehensive portfolio of integrated services and best-in-class, component-based applications that span an organization's entire value chain including E-Business and Web Commerce, Customer Relationship Management, Enterprise Resource Planning, Supply Chain Management, and Corporate Knowledge Management. Deployed at more than 13,000 customer sites worldwide, Baan Company solutions enable organizations to drive strategic business growth, improve business processes, reduce operating complexity, and increase corporate flexibility.

     Baan Company has dual headquarters in Barneveld, The Netherlands and Herndon, Virginia, USA and can be found on the World Wide Web at www.baan.com.

     About Science Systems

     Established in 1980, Science Systems (Commercial) is a business consultancy and software house with particular enterprise in procurement and finance systems. The company provides a range of packaged software, bespoke development and professional services. Science Systems is also the UK's leading business partner for CODA-Financials, with clients in the UK and throughout the world. Customers include Virgin, HMV Group, Selfridges, Great Mills, Harrods, Dillons, Waterstones, Aspreys, City Stormarknad and Mexx Group BV in the retail sector; Hays, The Chartered Insurance Institute and Lionbridge in the business support services sector; and Birmingham and Liverpool John Moores Universities. For more information about Science Systems plc, please visit our site on the World Wide Web at http://www.scisys.co.uk.

     Statements in this press release using the words "believes," "expects," "anticipates," and the like are forward-looking statements within the meaning of the Securities Exchange Act of 1934, as amended, and as such are subject to a number of risks and uncertainties that could significantly affect outcomes. Actual outcomes, therefore, may differ materially from the expectations, estimates, or assumptions expressed in or implied by any such statements. Typical risks and uncertainties may be reviewed in the Baan Company's public filings on file with the U.S. Securities and Exchange Commission (including its most recent Form 20-F and 6-K).

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     "Baan" is a registered trademark of Baan Company, and any trade, product, or service name referenced in this release using the name "Baan" is a trademark and/or property of Baan Company. All other company, product, and service names may be trademarks of their respective owners.

SOURCE  Baan Company N.V.

    For more information, please contact:

Ken Rees, Science Systems +44 (0)1179 308839

Pieter Kramer, Baan Company +31 30 600 8068 press@baan.com

Steve Fenton, Baan Company +44 (0)1780 721433 press@baan.com

George Thompson, Baan Company +202.828-9708 press@baan.com